Juan Carlos George
Managing Director
Latin America ECM

388 Greenwich St,
New York, NY 10013

T 212-723-7070
juan.carlos.george@citi.com



May 27, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Registration Statement on Form F-4 (Registration No. 333-262552)

To whom it may concern:

Reference is made to the above-referenced registration statement (the "Registration Statement") of Alpha Capital Holdco Company (the "Issuer") under the Securities Act of 1933, as amended (the "Securities Act") with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter.

This letter is to advise you that, effective as of May 18, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

Sincerely,



By: _____
Name: Juan Carlos George
Title: Managing Director

cc: Alec Oxenford, Alpha Capital Acquisition Company
     Daniel Brass, Davis Polk & Wardwell LLP
     Michael Blankenship, Winston & Strawn LLP